May 5, 2022

Via EDGAR

Jennifer Angelini

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Sound Cave Technology Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 Filed April 25, 2022 CIK No. 333-263405

I am President of the Company and write this letter on behalf of the Company. Your comments are reprinted below along with our response:

Amendment No. 1 to Form S-1

Cover Page

1.

We note your response to prior comment 21. The prospectus cover legend continues to refer to the “selling stockholder,” although the remainder of your prospectus indicates this is an initial public offering by the company. Since it appears that Mr. Campbell will be selling newly-issued shares on behalf of the company, rather than previously-issued shares on his own behalf, please revise the legend to remove the selling stockholder reference.

REPLY: We have removed the reference to the selling stockholder and have added the following:

“These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.”

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Dilution, page 11

2.

We note your revisions in response to prior comment 17. Please revise the statement on page 11 that indicates Mr. Campbell paid $1,000 to purchase shares (i.e., “This price is significantly higher than the $0.0001 price per share paid by our founders for the 10,000,000 shares of common stock they purchased”) for consistency with disclosure on pages 32 and II-1 that Mr. Campbell acquired these shares in exchange for services.

REPLY: We have revised the disclosure for consistency.

Plan of Distribution

Procedures for Subscribing, page 14

3.

We note your response to prior comment 14. However, Section 2.2 of the Subscription Agreement continues to refer to payment methods that differ from those disclosed in this section. Additionally, it indicates payment may be payable to “an escrow agent as agreed by the Company,” while this section indicates no escrow agent will be involved. Please revise to reconcile.

REPLY: These changes were made last time, unfortunately, they were not reflected in the version of the subscription agreement that was filed. We have filed the correct version this time.

Please contact me with any further questions.

Regards,

Sound Cave Technology Inc.

Per: /s/ Christopher Campbell

Christopher Campbell, President

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